[LETTERHEAD OF WORLD GOLD COUNCIL]

April 16, 2013

Mr. Wilson K. Lee
Staff Accountant
United States
Securities and Exchange Commission
Washington, D.C.  20549

Re:	SPDR Gold Trust Form 10-K for the Fiscal Year Ended September 30, 2012 Filed November 28, 0212 File No. 001-32356

Dear Mr. Lee:

We are submitting this letter in response to your letter dated March 26, 2013 in which the staff of the Division of Corporation Finance (the “Staff”) provided a follow-up comment to our response letter dated March 8, 2013 with respect to the Annual Report on Form 10-K for the fiscal year ended September 30, 2012 filed by the SPDR Gold Trust (the “Trust”) on November 28, 2012.

Set forth below is the response to that comment.  For your convenience, the text of such comment is reproduced in italics before our response.

* * *

Form 10-K for the Fiscal Year Ended September 30, 2012

Note 2.1 — Valuation of Gold, page F-8

1.
We have considered your response to comment four.  We note from disclosures on page 9 that you indicated gold held in unallocated accounts are not segregated from the Custodian's assets and therefore the account holder has no ownership interest in any specific bars of gold that the bullion dealer holds or owns.  Given that "unallocated" gold is not ownership of physical gold, please expand your analysis to further describe your rationale for applying the same accounting to both allocated and unallocated gold bullion.  Your response should also address your consideration of whether unallocated gold represented a hybrid instrument composed of a debt host with an embedded gold derivative that required bifurcation.  Reference is made to Topic 815-15 of the Accounting Standards Codification.

As indicated in our conference call, the Trust does not hold derivative or hybrid instruments in either its allocated or unallocated bullion accounts. The gold held in both the Trust's allocated account and in its unallocated account is owned by the Trust.  The gold in the Trust’s allocated account is identified by bars with specific bar numbers and the Trust publishes a list of these numbers every business day.  The gold in the Trust’s unallocated account is not identified by bars with specific bar numbers.

Whether the gold is held in in its allocated account or its unallocated account, the Trust does not trade, lease or loan the gold under any circumstances.

As previously indicated both allocated gold bullion and unallocated gold bullion are held at lower of average cost or market value for financial statement reporting purposes. We continue to believe that under the circumstances there are no differentiation factors under US GAAP which would require a different accounting policy between the Trust’s allocated and unallocated bullion.

As such, Topic 815-15 of the Accounting Standards Codification does not apply to the Trust’s allocated or unallocated bullion accounts since there are no derivative or hybrid instruments held by the Trust.

The Trust's unallocated account is only used for the transfer of gold bullion to and from the Trust's allocated account. Transfers to or from the Trust’s unallocated account are made only in connection with creations or redemptions of Baskets by Authorized Participants or selling gold to pay Trust expenses.  Such transfers are made by crediting or debiting to the unallocated account the number of ounces of gold being deposited or withdrawn.

We think it may be helpful to review the procedures discussed in the Trust’s Form 10-K on pages 11 to 12 under which gold moves to and from the Trust’s unallocated account maintained by the Custodian for the Trust.

On any business day, an Authorized Participant of the Trust may place an order with the Trustee to create one or more Baskets. By placing a purchase order, an Authorized Participant agrees to deposit gold with the Trust, or a combination of gold and cash. The Authorized Participant who places a purchase order is responsible for crediting its unallocated account that is maintained with the Trust’s Custodian with the required gold deposit amount by the end of the second business day in London following the purchase order date. Upon receipt of the gold deposit amount, the Custodian, after receiving appropriate instructions from the Authorized Participant and the Trustee, will transfer on the third business day following the purchase order date the gold deposit amount from the Authorized Participant’s unallocated account to the Trust’s unallocated account. At that time, the Trustee will direct DTC to credit the number of Baskets ordered to the Authorized Participant’s DTC account. The expense and risk of delivery, ownership and safekeeping of gold until such gold has been received by the Trust is borne solely by the Authorized Participant.

Acting on standing instructions given by the Trustee, the Custodian will transfer the gold deposit amount from the Trust’s unallocated account to the Trust’s allocated account by allocating to the Trust’s allocated account specific bars of gold from unallocated bars which the Custodian holds. The gold bars in the Trust’s allocated gold account are specific to the account and are identified by a list which shows, for each gold bar, the refiner, assay or fineness, serial number and gross and fine weight.

The procedures by which an Authorized Participant can redeem one or more Baskets mirror the procedures for the creation of Baskets. On any business day, an Authorized Participant may place an order with the Trustee to redeem one or more Baskets. A redemption order so received is effective on the date it is received in satisfactory form by the Trustee. The redemption distribution from the Trust consists of a credit to the unallocated account maintained by the Authorized Participant with the Custodian representing the amount of the gold held by the Trust evidenced by the Shares being redeemed plus, or minus, the cash redemption amount. In the ordinary course of the Trust’s operations there are no cash distributions made to Authorized Participants upon redemptions.

The Custodian transfers the redemption gold amount from the Trust’s allocated account to the Trust’s unallocated account on the third business day following the redemption order date and, thereafter, to the redeeming Authorized Participant’s unallocated account. The gold credited to the Trust's unallocated account is the property of the Trust until it is transferred to the redeeming Authorized Participant.

The Sponsor on behalf of the Trust hereby acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact our counsel, Mr. Steven Glusband of Carter Ledyard & Milburn LLP at 212-238-8605.

Very truly yours,
World Gold Trust Services LLC, in its capacity as the Sponsor of the Trust
By: /s/ Robin Lee
Robin Lee Chief Financial Officer and Treasurer